LOS ANGELES
MIAMI
NUEVA YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

BERLÍN
BRATISLAVA
BRUSELAS
BUDAPEST
DRESDEN
DÜSSELDORF
ESTAMBUL
ESTOCOLMO
FRANKFURT
HAMBURGO
HELSINKI
LONDRES
MILÁN
MOSCÚ
PARÍS
PRAGA
ROMA
VARSOVIA

WHITE & CASE
S.C.
ABOGADOS
BLVD. MANUEL ÁVILA CAMACHO 24 [redacted]
COL. LOMAS DE CHAPULTEPEC
11000 MÉXICO, D.F., MÉXICO
TELÉFONO: (5255) 5540-9600
TELEFAX: (5255) 5540-9699

DIRECT DIAL: (5255) 5540-9689
E-MAIL: sgoldstein@whitecase.com

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
CIUDAD DE HO CHI MINH
[redacted]

CIUDAD DE MÉXICO
SÃO PAULO

JOHANNESBURGO

04035193

June 28, 2004

JUL 01 2004

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Grupo Posadas, S.A. de C.V./Rule 12g3-2(b) File Number **82-3274**

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Grupo Posadas, S.A. de C.V. (the "Company") and hereby deliver to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the first quarter of 2004, provided to the Mexican Stock Exchange (the "BMV").

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and that the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Sean Goldstein

PROCESSED
JUL 06 2004
THOMSON
FINANCIAL

Enclosures

cc: Ing. Manuel Borja (without enclosures)
Lic. Oliver Iriarte
Lic. Jorge Martínez (without enclosures)
Lic. Alberto Sepúlveda Cosío (without enclosures)

MEXICOCITY 227576 (2K)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

TRIMESTER: 1 YEAR: 2004

CONSOLIDATED

FINANCIAL SITUATION STATEMENT
TO MARCH 31st, 2004 AND 2003
(Thousands of Pesos)

Final Report

REF S	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	%	TRIMESTER PREVIOUS YEAR AMOUNT	%
1	**TOTAL ASSETS**	10,391,949	**100**	10,324,680	**100**
2	**CURRENT ASSETS**	**1,443,052**	**14**	**1,302,583**	**13**
3	PROV. INVESTMENTS AND CASH	231,847	2	253,333	2
4	CLIENTS & DOCUMENTS COLLECT. (NET)	773,547	7	556,319	5
5	OTHER ACCOUNTS & DOC. COLLECT. (NET)	0	0	0	0
6		357,014	3	391,717	4
7	OTHER ASSETS	80,644	1	101,214	1
8	**LONG TERM**	**234,361**	**2**	**272,431**	**3**
9	ACCOUNTS & DOC. COLLECTIBLE (NET)	206,609	2	137,969	1
10	INVESTMENTS IN SHARES OF ASSOCIATED SUBSIDIARIES NOT CONSOLIDATED	27,752	0	31,132	0
11	OTHER INVESTMENTS	0	0	103,330	1
12	**REAL ESTATE, PLANT & EQUIPMENT (NET)**	**7,957,948**	**77**	**8,117,934**	**79**
13	REAL ESTATE	9,226,095	89	9,297,788	90
14	MACHINERY AND EQUIPMENT	1,921,562	18	1,914,139	19
15	OTHER EQUIPMENT	0	0	0	0
16	ACCRUED DEPRECIATION	3,319,200	32	3,180,823	31
17	CONSTRUCTIONS IN	129,491	1	86,830	1
18	**DEFERRED ASSETS (NET)**	**756,588**	**7**	**631,732**	**6**
19	**OTHER ASSETS**	0	**0**	0	**0**

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** **TRIMESTER: 1 YEAR: 2004**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED

FINANCIAL SITUATION STATEMENT
TO MARCH 31st, 2004 AND 2003
(Thousands of Pesos)

Final Report

20	**TOTAL LIABILITIES**	6,201,568	100	6,081,921	100
21	**CURRENT LIABILITIES**	1,472,997	24	1,517,909	25
22	SUPPLIERS	430,552	7	362,152	6
23	BANK CREDITS	314,721	5	758,361	12
24	STOCK EXCHANGE CREDITS	282,556	5	22,491	0
25	TAXES PAYABLE	0	0	0	0
26	OTHER LIABILITIES	445,168	7	374,905	6
27	**LONG TERM LIABILITIES**	3,261,987	53	3,269,594	54
28	BANK CREDITS	1,619,912	26	2,512,285	41
29	STOCK EXCHANGE CREDITS	1,642,075	26	757,309	12
30	OTHER CREDITS	0	0	0	0
31	**DEFERRED CREDITS**	1,312,136	21	1,220,160	20
32	**OTHER LIABILITIES**	154,448	2	74,258	1
33	**SHAREHOLDERS' EQUITY**	4,190,381	100	4,242,759	100
34	**MINORITY PARTICIPATION**	1,146,738	27	1,136,625	27
35	**MAJORITY SHAREHOLDERS' EQUITY**	3,043,643	73	3,106,134	73
36	**CONTRIBUTED CAPITAL**	2,231,029	53	2,280,562	54
37	PAID CAPITAL STOCK	490,716	12	498,763	12
38	UPDATING OF CAPITAL STOCK	1,472,283	35	1,438,678	34
39	BONUS ON SALE OF	151,998	4	202,120	5
40	PROVISION FOR FUTURE INCREASES OF	116,032	3	141,001	3
41	**CAPITAL GAINED (LOST)**	812,614	19	825,572	19
42	CUMULATIVE RESULTS & RESERVE	1,418,135	34	1,346,214	32
43	RESERVE FOR REPURCHASE	146,537	3	111,871	3
44	EXCESS (SHORTAGE) IN UPDATING SHAREHOLDERS' EQUITY	(875,246)	(21)	(682,149)	(16)
45	**NET RESULT OF THE EXERCISE**	123,188	3	49,636	1

PERITO TRADUCTOR
WILLY DE WINTER
AUTORIZADO

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, **WILLY I. DE WINTER GALLEGOS**,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached

México City, JUN 28 2004

WILLY I. DE WINTER GALLEGOS,

QUOTATION CODE: **POSADAS** TRIMESTER: 1 YEAR: 2004
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
FINANCIAL SITUATION STATEMENT
ITEMIZING OF MAIN CONCEPTS
(Thousands of Pesos)

Final Report

REF S	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	%	TRIMESTER PREVIOUS YEAR AMOUNT	%
3	**PROV. INVESTMENTS AND CASH**	**231,847**	**100**	**253,333**	**100**
46	CASH	147,642	64	112,248	44
47	INVESTMENTS	84,205	36	141,085	56
18	**DEFERRED CHARGES**	**756,588**	**100**	**631,732**	**100**
48	AMORTIZABLE EXPENSES	285,064	38	227,210	36
49	MERCANTILE CREDIT	1,580	0	155,217	25
50	DEFERRED TAXES	0	0	0	0
51	OTHER	469,944	62	249,305	39
21	**CURRENT LIABILITIES**	**1,472,997**	**100**	**1,517,909**	**100**
52	LIABILITY IN CURRENCY	584,328	40	700,481	46
53	LIABILITY IN CURRENCY	888,669	60	817,428	54
24	**SHORT TERM STOCK EXCHANGE CREDITS**	**282,556**	**100**	**22,491**	**100**
54	COMMERCIAL PAPER	282,556	100	22,491	100
55	MEDIUM TERM PROMISSORY NOTE	0	0	0	0
56	CURRENT PORTION OF	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**445,168**	**100**	**374,905**	**100**
57	OTHER CURRENT LIABILITIES WITH	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT	445,168	100	374,905	100
27	**LONG TERM LIABILITIES**	**3,261,987**	**100**	**3,269,594**	**100**
59	LIABILITY IN CURRENCY	1,372,886	42	2,041,780	62
60	LIABILITY IN CURRENCY	1,889,101	58	1,227,814	38
29	**LONG TERM STOCK EXCHANGE CREDITS**	**1,642,075**	**100**	**757,309**	**100**
61	DEBENTURES	0	0	0	0
62	MEDIUM TERM PROMISSORY NOTE	1,642,075	100	757,309	100
30	**OTHER CREDITS**	**0**	**100**	**0**	**100**
63	OTHER CREDITS WITH	0	0	0	0
64	OTHER CREDITS WITHOUT	0	0	0	0

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

QUOTATION CODE: **POSADAS** TRIMESTER: 1 YEAR: 2004
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
FINANCIAL SITUATION STATEMENT
ITEMIZING OF MAIN CONCEPTS
(Thousands of Pesos)

Final Report

REFS	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	%	TRIMESTER PREVIOUS YEAR AMOUNT	%
31	**DEFERRED CREDITS**	**1,312,136**	**100**	**1,220,160**	**100**
65	MERCANTILE CREDIT	10,903	1	6,445	1
66	DEFERRED TAXES	1,260,302	96	1,177,672	97
67	OTHER	40,931	3	36,043	3
32	**OTHER LIABILITIES**	**154,448**	**100**	**74,258**	**100**
68	RESERVES	154,448	100	74,258	100
69	OTHER LIABILITIES	0	0	0	0
44	**EXCESS (SHORTAGE) IN UPDATING THE SHAREHOLDERS' EQUITY**	**(875,246)**	**100**	**(682,149)**	**100**
70	CUMULATIVE RESULT BY POSITION	(5,659,266)	(647)	(5,497,185)	(806)
71	**RESULT BY HOLDING ASSETS**	4,784,020	547	4,815,036	706

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

PERITO TRADUCTOR AUTORIZADO
WILLY DE WINTER

The undersigned, **WILLY I. DE WINTER GALLEGOS,**
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
_____Spanish_____and English languages,
certifies that the above is a true and
exact translation of the document attached
México City, JUN 2 8 2004

WILLY I. DE WINTER GALLEGOS,

QUOTATION CODE: **POSADAS** TRIMESTER: 1 YEAR: 2004
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
FINANCIAL SITUATION STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Report

REF S	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	TRIMESTER PREVIOUS YEAR AMOUNT
72	WORKING CAPITAL	(29,945)	(215,326)
73	FUND FOR PENSIONS AND BONUS	7,077	9,465
74	NUMBER OF OFFICERS	202	192
75	NUMBER OF EMPLOYEES	2,646	3,667
76	NUMBER OF BLUE-COLLAR WORKERS (*)	3,475	5,178
77	NUMBER OF SHARES IN CIRCULATION	490,715,977	498,833,889
78	NUMBER OF REPURCHASED SHARES	1,332,685	1,374,185

(*) DATA IN UNITS

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached
México City, JUN 2 8 2004

WILLY I. DE WINTER GALLEGOS,

QUOTATION CODE: **POSADAS** TRIMESTER: 1 YEAR: 2004
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
STATEMENT OF RESULTS
FROM JANUARY 1st TO MARCH 31st, 2004 AND 2003
(Thousands of Pesos)

Final Report

REF R	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	%	TRIMESTER PREVIOUS YEAR AMOUNT	%
1	**NET SALES**	**1,049,228**	**100**	**1,062,645**	**100**
2	COST OF	737,940	70	734,142	69
3	**GROSS RESULT**	**311,288**	**30**	**328,503**	**31**
4	EXPENSES OF	106,963	10	123,822	12
5	**RESULT OF OPERATION**	**204,325**	**19**	**204,681**	**19**
6	INTEGRAL FINANCING COST	1,905	0	113,907	11
7	**RESULT AFTER INTEGRAL FINANCING COST**	**202,420**	**19**	**90,774**	**9**
8	OTHER FINANCING OPERATIONS	6,157	1	20,198	2
9	**RESULT BEFORE TAXES AND AND PROFIT SHARING**	**196,263**	**19**	**70,576**	**7**
10	PROVISION FOR TAXES AND	61,636	6	12,137	1
11	**NET RESULT AFTER TAXES AND PROFIT SHARING**	**134,627**	**13**	**58,439**	**5**
12	PARTICIPATION IN THE RESULTS OF AND NON-CONSOLIDATED ASSOCIATED	(26)	0	(232)	0
13	**NET RESULT BY CONTINUOUS OPERATIONS**	**134,601**	**13**	**58,207**	**5**
14	RESULT BY OPERATIONS (NET)	0	0	0	0
15	**NET RESULT BEFORE EXTRAORDINARY ENTRIES**	**134,601**	**13**	**58,207**	**5**
16	EXTRAORDINARY EXPENSE (INCOME) ENTRIES	0	0	0	0
17	EFFECT AT BEGINNING OF EXERCISE DUE TO CHANGES IN ACCOUNTING PRINCIPLES (NET)	0	0	0	0
18	**NET RESULT**	**134,601**	**13**	**58,207**	**5**
19	MINORITY PARTICIPATION	11,413	1	8,571	1
20	**MAJORITY NET RESULT**	**123,188**	**12**	**49,636**	**5**

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,

Ave. Horacio 528-404, México 5, D. F.

Official sworn translator for the

Spanish and English languages,

certifies that the above is a true and

exact translation of the document attached

México City, JUN 2 8 2004

WILLY I. DE WINTER GALLEGOS,

QUOTATION CODE: **POSADAS** TRIMESTER: 1 YEAR: 2004
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
STATEMENT OF RESULTS
ITEMIZING OF MAIN CONCEPTS
(Thousands of Pesos)

Final Report

REF R	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	%	TRIMESTER PREVIOUS YEAR AMOUNT	%
1	**NET SALES**	**1,049,228**	**100**	**1,062,645**	**100**
21	MEXICAN	920,744	88	929,381	87
22	FOREIGN	128,484	12	133,264	13
23	CONVERSION IN DOLLARS	11,491	1	11,919	1
6	**INTEGRAL FINANCING COST**	**1,905**	**100**	**113,907**	**100**
24	INTEREST PAID	71,338	3,745	89,203	78
25	LOSS IN EXCHANGE	124,788	6,551	135,674	119
26	INTEREST GAINED	1,712	90	2,848	3
27	PROFITS IN EXCHANGE	135,813	7,129	77,650	68
28	RESULT BY POSITION	(56,696)	(2,976)	(30,472)	(27)
42	LOSS IN UPDATING UDI'S	0	0	0	0
43	PROFIT IN UPDATING UDI'S	0	0	0	0
8	**OTHER FINANCING OPERATIONS**	**6,157**	**100**	**20,198**	**100**
29	OTHER EXPENSES AND PRODUCTS	6,157	100	20,198	100
30	LOSS (PROFIT) IN SALE OF SHARES	0	0	0	0
31	LOSS (PROFIT) IN SALE OF PROVISIONAL	0	0	0	0
10	**PROVISION FOR TAXES AND PROFIT SHARING**	**61,636**	**100**	**12,137**	**100**
32	INCOME TAX (I.S.R.)	18,364	30	20,234	167
33	DEFERRED INCOME TAX (I.S.R.)	43,272	70	(8,097)	(67)
34	PROFIT SHARING (P.T.U.)	0	0	0	0
35	DEFERRED PROFIT SHARING.	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,

Ave. Horacio 528-404, México 5, D. F.

Official sworn translator for the

Spanish and English languages,

certifies that the above is a true and

exact translation of the document attached

México City, JUN 2 8 2004

WILLY I. DE WINTER GALLEGOS,

QUOTATION CODE: **POSADAS** TRIMESTER: 1 YEAR: 2004
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
STATEMENT OF RESULTS
OTHER CONCEPTS OF RESULTS
(Thousands of Pesos)

Final Report

REF R	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	TRIMESTER PREVIOUS YEAR AMOUNT
36	TOTAL SALES	1,059,796	1,074,407
37	FISCAL RESULTS OF	0	0
38	NET SALES (**)	3,956,870	3,895,039
39	RESULT OF OPERATION	549,267	697,801
40	MAJORITY NET RESULT	212,132	5,004
41	NET RESULT (**)	181,668	19,276

(**) INFORMATION FOR THE LAST TWELVE MONTHS

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached

México City, JUN 2 8 2004

WILLY I. DE WINTER GALLEGOS,

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: 1 YEAR: 2004
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
TRIMESTER STATEMENT OF RESULTS
FROM JANUARY 1st TO MARCH 31st, 2004 AND 2003
(Thousands of Pesos)

Final Report

REF RT	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	%	TRIMESTER PREVIOUS YEAR AMOUNT	%
1	**NET SALES**	1,049,228	**100**	1,062,645	**100**
2	COST OF	737,940	70	734,142	69
3	**GROSS RESULT**	**311,288**	**30**	**328,503**	**31**
4	EXPENSES OF	106,963	10	123,822	12
5	**RESULT OF OPERATION**	**204,325**	**19**	**204,681**	**19**
6	INTEGRAL FINANCING COST	1,905	0	113,907	11
7	**RESULT AFTER INTEGRAL FINANCING COST**	**202,420**	**19**	**90,774**	**9**
8	OTHER FINANCIAL OPERATIONS	6,157	1	20,198	2
9	**RESULT BEFORE TAXES AND PROFIT SHARING (P.T.U.)**	**196,263**	**19**	**70,576**	**7**
10	PROVISION FOR TAXES AND	61,636	6	12,137	1
11	**NET RESULT AFTER TAXES AND PROFIT SHARING (P.T.U.)**	**134,627**	**13**	**58,439**	**5**
12	PARTICIPATION IN THE RESULTS OF AND NON-CONSOLIDATED ASSOCIATED	(26)	0	(232)	0
13	**NET RESULT BY CONTINUOUS OPERATIONS**	**134,601**	**13**	**58,207**	**5**
14	RESULT BY OPERATIONS (NET)	0	0	0	0
15	**NET RESULT BEFORE EXTRAORDINARY ENTRIES**	**134,601**	**13**	**58,207**	**5**
16	EXTRAORDINARY EXPENSE (INCOME) ENTRIES	0	0	0	0
17	EFFECT AT BEGINNING OF EXERCISE DUE TO CHANGES IN ACCOUNTING PRINCIPLES (NET)	0	0	0	0
18	**NET RESULT**	**134,601**	**13**	**58,207**	**5**
19	MINORITY PARTICIPATION	11,413	1	8,571	1
20	**MAJORITY NET RESULT**	**123,188**	**12**	**49,636**	**5**

PERITO TRADUCTOR
WILLY DE WINTER
AUTORIZADO

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached
México City, JUN 2 8 2004

WILLY I. DE WINTER GALLEGOS,

QUOTATION CODE: **POSADAS** TRIMESTER: 1 YEAR: 2004

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED

TRIMESTER STATEMENT OF RESULTS

ITEMIZING OF MAIN CONCEPTS

(Thousands of Pesos)

Final Report

REF RT	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	%	TRIMESTER PREVIOUS YEAR AMOUNT	%
1	**NET SALES**	**1,049,228**	**100**	**1,062,645**	**100**
21	MEXICAN	920,744	88	929,381	87
22	FOREIGN	128,484	12	133,264	13
23	CONVERSION IN DOLLARS	11,491	1	11,919	1
6	**INTEGRAL FINANCING COST**	**1,905**	**100**	**113,907**	**100**
24	INTEREST PAID	71,338	3,745	89,203	78
25	LOSS IN EXCHANGE	124,788	6,551	135,674	119
26	INTEREST GAINED	1,712	90	2,848	3
27	PROFITS IN EXCHANGE	135,813	7,129	77,650	68
28	RESULT BY POSITION	(56,696)	(2,976)	(30,472)	(27)
42	LOSS IN UPDATING UDI'S	0	0	0	0
43	PROFIT IN UPDATING UDI'S	0	0	0	0
8	**OTHER FINANCING OPERATIONS**	**6,157**	**100**	**20,198**	**100**
29	OTHER EXPENSES AND PRODUCTS	6,157	100	20,198	100
30	LOSS (PROFIT) IN SALE OF SHARES	0	0	0	0
31	LOSS (PROFIT) IN SALE OF PROVISIONAL	0	0	0	0
10	**PROVISION FOR TAXES AND PROFIT SHARING**	**61,636**	**100**	**12,137**	**100**
32	INCOME TAX (I.S.R.)	18,364	30	20,234	167
33	DEFERRED INCOME TAX (I.S.R.)	43,272	70	(8,097)	(67)
34	PROFIT SHARING (P.T.U.)	0	0	0	0
35	DEFERRED PROFIT SHARING.	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS

The undersigned, WILLY I. DE WINTER GALLEGOS,

Ave. Horacio 528-404, México 5, D. F.

Official sworn translator for the

____Spanish____ and English languages,

certifies that the above is a true and exact translation of the document attached

México City, JUN 2 8 2004

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

WILLY I. DE WINTER GALLEGOS,

QUOTATION CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

TRIMESTER: 1 YEAR: 2004

CONSOLIDATED

STATEMENT OF CHANGES IN THE FINANCIAL SITUATION
FROM JANUARY 1st TO MARCH 31st, 2004 AND 2003
(Thousands of Pesos)

Final Report

REF C	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	TRIMESTER PREVIOUS YEAR AMOUNT
1	**NET RESULT**	**134,601**	**58,207**
2	+ (-) ENTRIES APPLIED TO RESULTS THAT DO NOT REQUIRE THE USE OF RESOURCES	81,808	148,002
3	**FLOW DERIVED FROM THE NET RESULT OF THE EXERCISE**	**216,409**	**206,209**
4	FLOW DERIVED FROM CHANGES IN THE WORKING CAPITAL	(66,308)	(126,689)
5	**RESOURCES GENERATED (USED) BY THE OPERATION**	**150,101**	**79,520**
6	FLOW DERIVED FROM OTHER FINANCING (NOT ITS OWN)	12,802	(26,576)
7	FLOW DERIVED FROM ITS OWN FINANCING	(233)	(22)
8	**RESOURCES GENERATED (USED) THROUGH FINANCING**	**12,569**	**(26,598)**
9	**RESOURCES GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(159,236)**	**(56,535)**
10	NET INCREASE (DECREASE) IN CASH PROVISIONAL INVESTMENTS	3,434	(3,613)
11	CASH AND PROVISIONAL INVESTMENTS AT THE BEGINNING OF THE TERM	228,413	256,946
12	CASH AND PROVISIONAL INVESTMENTS AT THE END OF THE TERM	231,847	253,333

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,

Ave. Horacio 528-404, México 5, D. F.

Official sworn translator for the

Spanish and English languages,

certifies that the above is a true and

exact translation of the document attached

México City, JUN 2 8 2004

WILLY I. DE WINTER GALLEGOS,

QUOTATION CODE: **POSADAS** TRIMESTER: 1 YEAR: 2004
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED

STATEMENT OF CHANGES IN THE FINANCIAL SITUATION
ITEMIZING OF MAIN CONCEPTS
(Thousands of Pesos)

Final Report

REF C	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	TRIMESTER PREVIOUS YEAR AMOUNT
2	**+ (-) ENTRIES APPLIED TO RESULTS THAT DO NOT REQUIRE THE USE OF RESOURCES**	**81,808**	**148,002**
13	+ DEPRECIATION AND AMORTIZATION OF THE	98,138	108,643
14	+ (-) NET INCREASE (DECREASE) IN RESERVE AND SENIORITY BONUS	0	0
15	+ (-) NET LOSS (PROFIT) IN	(10,732)	64,248
16	+ (-) NET LOSS (PROFIT) BY UPDATING LIABILITIES AND ASSETS	(56,405)	(30,109)
17	+ (-) OTHER ENTRIES	50,807	5,220
40	+ (-) ENTRIES APPLIED TO RESULTS THAT DO NOT REQUIRE USE	0	0
4	**FLOW DERIVED FROM CHANGES IN THE WORKING CAPITAL**	**(66,308)**	**(126,689)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNTS COLLECTIBLE	(74,314)	(89,132)
19	+ (-) DECREASE (INCREASE) IN	(2,701)	2,014
20	+ (-) DECREASE (INCREASE) IN OTHER COLLECTIBLES AND OTHER ASSETS	(37,992)	(6,533)
21	+ (-) INCREASE (DECREASE) IN	(30,690)	(17,460)
22	+ (-) INCREASE (DECREASE) IN OTHER	79,389	(15,578)
6	**FLOW DERIVED FROM OTHER FINANCING (NOT ITS OWN)**	**12,802**	**(26,576)**
23	+ BANK AND STOCK EXCHANGE FINANCING AT TERMS	0	0
24	+ BANK AND STOCK EXCHANGE FINANCING AT TERMS	479,000	384,214
25	+ DIVIDENDS	0	0
26	+ OTHER	0	0
27	(-) FINANCING AMORTIZATION	(466,198)	(410,790)
28	(-) FINANCING AMORTIZATION	0	0
29	AMORTIZATION OF OTHERS	0	0

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

QUOTATION CODE: **POSADAS** TRIMESTER: 1 YEAR: 2004
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED

STATEMENT OF CHANGES IN THE FINANCIAL SITUATION
ITEMIZING OF MAIN CONCEPTS
(Thousands of Pesos)

Final Report

REF C	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	TRIMESTER PREVIOUS YEAR AMOUNT
7	**FLOW DERIVED FROM ITS OWN FINANCING**	**(233)**	**(22)**
30	+ (-) INCREASE (DECREASE) IN SOCIAL	0	0
31	(-) DIVIDENDS PAID	0	0
32	+ BONUS IN SALE OF	(233)	(22)
33	+ PROVISIONS FOR FUTURE INCREASES OF CAPITAL	0	0
9	**RESOURCES GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(159,236)**	**(56,535)**
34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS IN SHARES	(9,886)	(12,756)
35	(-) ACQUISITION OF REAL ESTATE PROPERTY, PLANT AND	(13,335)	(26,703)
36	(-) INCREASE IN CONSTRUCTIONS IN	(27,531)	15,123
37	+ SALES OF OTHER INVESTMENTS WITH PERMANENT	0	0
38	+ SALES OF FIXED ASSETS	0	0
39	+ (-) OTHER ENTRIES	(108,484)	(32,199)

PERITO TRADUCTOR AUTORIZADO WILLY DE WINTER

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached
México City, JUN 28 2004

WILLY I. DE WINTER GALLEGOS,

QUOTATION CODE: **POSADAS** TRIMESTER: 1 YEAR: 2004
GRUPO POSADAS, S.A. DE C.V.

RATIOS AND PROPORTIONS
CONSOLIDATED INFORMATION

Final Report

REF P	CONCEPTS	TRIMESTER CURRENT YEAR	TRIMESTER PREVIOUS YEAR
	YIELD		
1	NET RESULT TO NET SALES	12.83%	5.48%
2	NET RESULT TO SHAREHOLDERS' EQUITY (**)	6.97%	0.16%
3	NET RESULT TO TOTAL ASSETS (**)	1.75%	0.19%
4	CASH DIVIDENDS TO NET RESULT OF THE PREVIOUS EXERCISE	0.00%	0.0%
5	RESULT PER MONETARY POSITION TO NET RESULT	42.12%	52.35%
	ACTIVITY		
6	NET SALES TO TOTAL ASSETS (**)	0.38 times	0.38 times
7	NET SALES TO FIXED ASSETS (**)	0.50 times	0.48 times
8	ROTATION OF INVENTORIES (**)	8.29 times	7.20 times
9	SALES DAYS COLLECTIBLE	58 days	41 days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	7.21%	8.85%
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	59.68%	58.91%
12	TOTAL LIABILITIES TO SHAREHOLDERS' EQUITY	1.48 times	1.43 times
13	LIABILITIES IN FOREIGN CURRENCY TO TOTAL LIABILITIES	31.56%	45.09%
14	LONG TERM LIABILITIES TO FIXED ASSETS	40.99%	40.28%
15	RESULT OF OPERATION TO INTERESTS PAID	2.86 times	2.29 times
16	NET SALES TO TOTAL LIABILITIES (**)	0.64 times	0.64 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.98 times	0.86 times
18	CURRENT ASSETS MINUS INVENTORIES TO CURRENT	0.74 times	0.60 times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.23 times	0.21 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	15.74 %	16.69%

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

QUOTATION CODE: **POSADAS** TRIMESTER: 1 YEAR: 2004
GRUPO POSADAS, S.A. DE C.V.

RATIOS AND PROPORTIONS
CONSOLIDATED INFORMATION

Final Report

REF P	CONCEPTS	TRIMESTER CURRENT YEAR	TRIMESTER PREVIOUS YEAR
	STATEMENT OF CHANGES		
21	FLOW DERIVED FROM NET RESULTS TO NET	20.63%	19.41%
22	FLOW DERIVED FROM CHANGES IN THE WORKING CAPITAL TO NET SALES	(6.32)%	(11.92)%
23	RESOURCES GENERATED (USED) BY OPERATION TO INTERESTS PAID	2.10 times	0.89 times
24	OUTER FINANCING TO RESOURCES (PROFITS) BY FINANCING	101.85%	99.92%
25	OUR OWN FINANCING TO RESOURCES (PROFITS) BY FINANCING	(1.85)%	0.08
26	ACQUISITION OF REAL ESTATE, PLANT AND EQUIPMENT TO RESOURCES GENERATED (USED) IN INVESTMENT ACTIVITIES	8.37%	47.23%

(**) INFORMATION ON THE LAST TWELVE MONTHS.

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached
México City, JUN 28 2004

WILLY I. DE WINTER GALLEGOS.

QUOTATION CODE: **POSADAS** TRIMESTER: 1 YEAR: 2004
GRUPO POSADAS, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED INFORMATION

Final Report

REF D	CONCEPTS	TRIMESTER CURRENT YEAR AMOUNT	TRIMESTER PREVIOUS YEAR AMOUNT
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ .42	$ .01
2	BASIC PROFIT PER PREFERENCE SHARE (**)	$ .00	$ .00
3	DILUTED PROFIT PER SHARE (**)	$ .00	$ .00
4	CONTINUOUS OPERATION PROFIT PER ORDINARY SHARE (UOCPA) (**)	$ 1.10	$ 1.39
5	EFFECT OF DISCONTINUED OPERATIONS ON UOCPA (**)	$ .00	$ .00
6	EFFECT OF EXTRAORDINARY RESULTS ON UOCPA (**)	$ .00	$ .00
7	EFFECT OF CHANGE OF ACCOUNTING PRINCIPLES ON UOCPA (**)	$ .00	$ .00
8	VALUE IN BOOKS PER SHARE	$ 6.20	$ 6.23
9	ACCRUED CASH DIVIDEND PER SHARE	$ .00	$ .00
10	DIVIDEND IN SHARES PER SHARE	.00 shares	.00 shares
11	MARKET PRICE (LAST) TO BOOK VALUE	.97 times	.72 times
12	MARKET PRICE (LAST) TO BASIC PER ORDINARY SHARE (**)	14.36 times	449.84 times
13	MARKET PRICE (LAST) TO BASIC PER PREFERENCE SHARE (**)	.00 times	.00 times

(**) INFORMATION ON THE LAST TWELVE MONTHS.

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
______Spanish______and English languages,
certifies that the above is a true and
exact translation of the document attached

México City, JUN 2 8 2004

WILLY I. DE WINTER GALLEGOS,

QUOTATION CODE: **POSADAS** TRIMESTER: **1** YEAR: **2004**
GRUPO POSADAS, S.A. DE C.V.

COMMENTS AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATION AND FINANCIAL SITUATION OF THE COMPANY

ATTACHMENT 1

CONSOLIDATED
Final Report

Comments to the Results of the 1T04

- The consolidated income decreased 1.3%.
- The progress of Revenew and Conectum has continued to improve the profitability of the hotels in a competitive environment.
- This was another good trimester for the Vacation Club.
- The development plan continues working: there are 19 hotels in construction.

Our own Hotels

In relation to the seaside hotels, we observed a difficult trimester in our hotels at Los Cabos, in particular in the segment of groups and conventions, which has typically represented 70% of the income of the Fiesta Americana Grand Hotel. This situation propitiated a decrease of 14% in the average rate of the seaside hotels.

On the contrary, in our hotels in Cancún we continue observing a recovery encouraged mainly by the better results

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

obtained in the Fiesta Americana Condesa Cancún, resulting from the remodeling made last year, which repositioned the hotel in conditions of being competitive. The occupation in this hotel increased 7 percent points (pp) and the rate in dollars increased 9% in the trimester.

In the city hotels, the phenomenon of overinvestment in rooms continues impacting in terms of the rate and occupation, although we notice already a tendency towards recovery. In this environment of low growth and greater competition, during the trimester we continued concentrating on putting in full operation the technological projects in which we have been working during the last two years, with which we estimate that we will obtain a greater profitability in each hotel operated by Posadas. As we have mentioned in previous trimesters, with Revenew we are optimizing the use of the room inventory by using the Posadas Central Inventory technology, which is already functioning in real time. On

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

the other hand, with Conectum we are creating a competitive advantage through a centralized administration.

Administration

Last year, during the first trimester, we canceled, before the end of its term, the administration contract of the Fiesta Inn Puebla La Noria, which implied for the company an income of approximately US$ 1.6 million. This explains, in great measure, the decrease of 13.3% in the income of the administration division of the trimester. On the other hand, we continue with the rationalization and the expense control in this division, which was reflected in a margin of 49.3%.

Vacation Club

The sales of the Vacation Club showed again an important growth by going from US$ 11 million on the first quarter of 2003 to US$ 15.1 million in the first trimester of 2004. As had been happening in previous trimesters, through the Vacation Club the company continues benefiting from the new tendencies that the hotel industry and the flow of

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

international tourism have experimented since the year 2001, derived from the terrorism threat and the crisis of the airline industry.

In particular, the fact of having introduced ourselves in this business five years ago has meant for Posadas the opportunity to capture on time a marked tendency of the traveler towards the use of hotel property by means of the use of membership plans. In addition to that, the combination of the hotel business with the Vacation Club has allowed Posadas to produce a more stable occupation of the hotels, thus reducing the seasonal impact, besides creating a base of loyal clients.

Financial Evolution

It is worth mentioning that the updating of the results of the operations abroad for the first trimester of 2003 to constant pesos of closure of March 2004 reflects an inflation of 6.5% and of 1.9% observed in that period in Brazil and Argentina, respectfully. Besides, the updating, according to

Bulletin B-15, takes into consideration a depreciation of 19% of the Mexican peso against the Brazilian real and the Argentine peso.

To the first trimester of 2004, the consolidated debt closed at US$ 345.2 million, with an average term of 2.7 years. In this sense, we are defining the best alternatives to extend the average life of the debt. The net debt closed at US$ 324 million, which is the same level as in December 2003.

The interests earned in the last twelve months were US$ 26 million, which represents an interest coverage of 3.2 times, which is the highest level in the last ten years.

Growth

As to development, we continue satisfying the objectives proposed in our plan of openings. During the first days of the year, two new Fiesta Inn hotels were opened (already reported in the Report of Results for the fourth trimester of 2003) and in the month of March a Caesar Business Hotel was opened in Sao Paulo, all of them with a minimum investment of

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

COMMENTS AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATION AND FINANCIAL SITUATION OF THE COMPANY

ATTACHMENT 1

CONSOLIDATED
Final Report

the company. With this, the trademark Fiesta Inn confirms its position of leadership in Mexico, and we estimate that the openings programmed for the years 2004 and 2005 in South America will place us in a similar position in the segment of business travelers. Our current global development plan includes more than thirty openings (of which 19 are already in construction), supported mainly by the investment of third parties.

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached

México City, JUN 2 8 2004

WILLY I. DE WINTER GALLEGOS

SUPPLEMENTARY NOTES TO THE FINANCIAL INFORMATION (1)

ATTACHMENT 2

CONSOLIDATED RESULTS
Final Report

Principal accounting policies:

The accounting policies followed by the company are in accordance with the accounting principles generally accepted in Mexico, which requires that the administration make certain estimates and use certain assumptions to determine the valuation of some of the individual entries of the consolidated financial statements and to carry out the disclosures that are required in them. Even though they may differ from their final effect, the Administration considers that the estimates and assumptions used were the adequate ones under the circumstances. The principal policies followed by the company are the following:

a. **Consideration of the inflation effects in the financial information**

The company updates all of the consolidated financial statements in terms of the purchasing power of the currency at the end of the last exercise, thus taking into

consideration the inflation effects. The financial statements of the previous year have been updated to the exchange rate of the last closure and their figures differ from the ones originally presented at the currency rate of the corresponding year. Consequently, the figures of the consolidated financial statements are comparable among themselves and with those of the previous year, since they are all expressed in the same currency.

b. Liquid Assets

The liquid assets are mainly represented by securities that are negotiable in the money market, registered at their market value.

c. Inventories and operation costs

The inventories and their cost are valued at average costs which, due to their high rotation, resemble the replacement cost.

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

d. Inventory and real estate development

The vacation club intervals are recorded at their cost of purchase, development and construction, which is normally in U.S. dollars, and is updated based on the sliding factor of the Mexican peso against the U.S. dollar, with the purpose of showing values in accordance with the current situation of the real estate sector.

The vacation club intervals recorded at long term correspond to the cost of the hotel building Fiesta Americana Cancún, which is being remodeled to provide the Vacation Club service.

e. Investment in shares

The investments in shares where the company has a significant influence are recorded applying the participation method, considering the participation in the results and investment of the shareholders of the associated companies.

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

SUPPLEMENTARY NOTES TO THE FINANCIAL INFORMATION (1)

ATTACHMENT 2

CONSOLIDATED RESULTS
Final Report

The investments in shares where the company does not have a significant influence are valued at their cost updated by the National Consumer Price Index (*Indice Nacional de Precios al Consumidor, INPC)*, without exceeding the liquidation value.

f. Property and equipment

The property and equipment in Mexico have been updated applying factors derived from the National Consumer Price Index (INPC). The depreciation is calculated using the straight line method, considering the economic useful life and the residual value determined by expert valuators.

The property and equipment of the subsidiary companies located in other countries are expressed at their historic cost updated with the National Consumer Price Index of the country of origin and converted to Mexican pesos at the rate of exchange at the closing of the exercise.

The cost of improvements, remodeling and replacements is capitalized and is amortized in a period of three to five

years. The costs of minor repairs and the maintenance are charged to the results whenever they occur.

g. Labor obligations

In accordance with the provisions of the Federal Labor Law, the Mexican companies have obligations for the concepts of indemnifications and seniority bonuses that must be paid to employees who stop working under certain circumstances. In addition to the above, the company has a pension plan to cover the retirement of its executives.

The policy of the company is to charge the payments due to indemnifications to the results of the exercise in which they are paid, and as to the seniority bonus and the pension plan, the company records the corresponding passive as it is earned, in accordance with the actuarial calculations based on the projected unit credit method, using actual interest rates. Therefore, the net liability is being provided for, which, at the current value, covers the obligation for

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

projected benefits to the estimated date of retirement of the set of employees as a whole who work for the company.

In relation to the companies in other countries, there are no important labor commitments.

h. **Income tax, tax on assets and profit sharing**

The provisions for the income tax (ISR) and profit sharing (PTU) are recorded in the results of the year in which they are caused, also considering the deferred income tax, which arises from the temporary differences resulting from the comparison of accounting and fiscal values of the assets and liabilities and, if any, the benefit of the fiscal losses to be amortized. The deferred income tax asset is recorded only when there is a high probability of recovering it. Also taken into consideration is the deferred profit sharing arising from the temporary differences between the accounting result and the taxable income, only when it can be reasonably presumed that they will cause a liability or a benefit and if there is no indication that this situation will change in

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

such a way that the liabilities or benefits would not materialize.

The tax on assets, which has been paid and is expected to be recovered, is recorded as an advance payment of the income tax and is presented in the general balance sheet decreasing the liabilities by the deferred income tax.

i. **Accrued result from updating**

It is formed mainly by the result of conversion of the subsidiary companies in other countries and by the result due to owning non-monetary assets of previous years and their corresponding updating.

j. **Consideration of income**

The income obtained by the hotel operation and management is considered upon rendering the service. The income from the operation of the Vacation Club is considered when the contract has been formalized and the corresponding down payment has been collected.

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

SUPPLEMENTARY NOTES TO THE FINANCIAL INFORMATION (1)

ATTACHMENT 2

CONSOLIDATED RESULTS
Final Report

---

k. **Integral financing cost**

The integral financing cost includes all of the income concepts or financial expenses such as interests, exchange rate results, results of future contracts of foreign currency and stock exchange, results from updating the Investment Units (UDIs) and the profit due to monetary position, as they occur or as they are earned.

The transactions in foreign currency are recorded at the rate of exchange in effect on the date of the operation and the assets and liabilities in foreign currency are adjusted to the exchange rate in effect at the closure of the exercise.

The profits from monetary position represent the effect of inflation in the purchasing power of the monetary entries and are determined by applying the factor derived from the National Consumer Price Index to the net monetary liabilities at the beginning of each month, and updating it at the closure of the exercise with the corresponding factor.

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

l. Other business

Other businesses include, mainly, the income, direct costs and operation expenses of the subsidiary companies, the activity of which is the sale of intervals of the Vacation Club, as well as the sale of villas, residential lots, the commercialization of operation equipment for hotels, the coordination and supervision of works and the operation of travel agencies.

m. Majority profit per share

The majority profit per share is determined by dividing the majority profits by the weighted average of ordinary shares in circulation.

The dilute majority profit per share is determined by:

(1) adding the interests and the exchange rate fluctuation attributable to the convertible credits and document to the majority profit per share, and

(2) adding to the weighted average of shares in circulation, the weighted average of the debentures

of the term in circulation, converted to shares based on the conversion coefficient established in the contracts of emission of convertible credits and documents.

n. Consolidated Statements of Changes in the Financial Situation

The consolidated statements of changes in the financial situation present the changes in constant currency, parting from the financial situation at the closing of the previous year, updated to currency of the closing of the last exercise.

o. Integral Result

The integral result is composed of the net profits of the exercise and the entries that represent a profit or a loss, which, according to the specific provisions, are presented directly in the investment of the shareholders, such as the result of owning non-monetary assets.

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

SUPPLEMENTARY NOTES TO THE FINANCIAL INFORMATION (1)

ATTACHMENT 2

CONSOLIDATED RESULTS
Final Report

---

p. **Derived financial instruments**

The Company records as assets and liabilities all of the effects of the derived financial instruments that are contracted. The derived financial instruments will affect the assets or liabilities or the corresponding transactions or risks when they occur.

q. **Financial instruments**

The calculation of the reasonable value of the financial instruments of the company has been determined based on the information available in the market. The value of the cash and of the liquid valuables, accounts collectible and accounts payable correspond to their reasonable value due to the fact that the expiration date of these entries is at a short term. The documents collectible at a long term and the bank loans and long term debt cause interests at a variable rate, and therefore the value in books of these liabilities corresponds to their reasonable value.

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

México City, JUN 2 8 2004

WILLY I. DE WINTER GALLEGOS,

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: **1** YEAR: **2004**
GRUPO POSADAS, S.A. DE C.V.

LIST OF INVESTMENTS IN SHARES

ATTACHMENT 3

CONSOLIDATED
Final Report

	NAME OF THE COMPANY (1)	PRINCIPAL ACTIVITY	NO. OF SHARES	% OWNED	TOTAL SUM (Thousands of pesos) Purchase Cost	Current Value
SUBSIDIARY COMPANIES						
1	INMOBILIARIA HOTELERA POSADAS, S.A.DE C.V.	SHARE HOLDER	1	99.99	2,681,441	4,195,775
2	POSADAS DE MEXICO, S.A. DE C.V.	HOTEL MANAGE-MENT	1	99.99	96,947	1,129,651
3	HOTEL CONDESA DEL MAR, S.A. DE C.V.	REAL ESTATE COMPANY	1	99.99	84,073	343,976
4	PORTO IXTAPA, S.A. DE C.V.	REAL ESTATE	1	99.99	257,297	132,644
5	FONDO INMOBILIARIO POSADAS, S.A. DE C.V.	SINCA	1	51.97	52,564	206,649
6	INVERSIONES LAS POSADAS 4500 C.A.	REAL ESTATE	1	99.99	47,934	95,589
7	POSADAS USA, INC.	HOTEL MANAGE-MENT	1	99.99	34,563	81,888
8	DESARROLLO ARCANO, S.A. DE C.V.	REAL ESTATE	1	70.00	8,929	14,038
9	COMPAÑÍA PROVEEDORA HOTELERA, S.A. DE C.V.	ARTICLE DISTRIBU-TION	1	99.99	9,889	9,335
10	OPERADORA FINANCIERA DE INVERSIONES, S.A. DE C.V.	SINCA	1	75.00	188	277

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

QUOTATION CODE: **POSADAS** TRIMESTER: **1** YEAR: **2004**
GRUPO POSADAS, S.A. DE C.V.

LIST OF INVESTMENTS IN SHARES

ATTACHMENT 3

CONSOLIDATED
Final Report

	NAME OF THE COMPANY (1)	PRINCIPAL ACTIVITY	NO. OF SHARES	% OWNED	TOTAL SUM (Thousands of pesos) Purchase Cost	Current Value
11	SISTEMA DIRECTOR DE PROYECTOS, S.A. DE C.V.	PROJECT PLANNING & SUPER-VISION	1	99.00	12,180	(2,079)
12	OTHER SUBSIDIARIES (4) (NO. OF SUBSIDIARIES)		1	0.00	75,875	(31,828)
TOTAL INVESTMENTS IN SUBSIDIARIES					3,361,889	6,175,915
ASSOCIATED COMPANIES						
1	INMOBILIARIA HOTELERA LAS ANIMAS, S.A. DE C.V.	HOTEL OPERATOR	7,500	25.00	3,800	17,190
2	INMOBILIARIA HOTELERA DE YUCATAN, S.A. DE C.V.	HOTEL OPERATOR	2,394,566	9.20	103	4,741
3	RIOTUR EMPRESA DO TURISMO DO MUNICIPIO DO RIO JANEIRO	HOTEL OPERATOR	24,551,107	1.91	0	3,372
4	TURISRIO COMPANHIA DO TURISMO DO ESTADO DO RIO JA	HOTEL OPERATOR	1,648,071	0.49	0	91
5	OTHER ASSOCIATED COMPANIES (4) (NO. OF ASSOCIATES)		1	0.00	65	2,358
TOTAL INVESTMENTS IN ASSOCIATED COMPANIES					3,968	27,752
OTHER PERMANENT INVESTMENTS						0
TOTAL						6,203,667

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached

México City, JUN 2 8 2004

WILLY I. DE WINTER GALLEGOS,

QUOTATION CODE: **POSADAS** TRIMESTER: **1** YEAR: **2004**
GRUPO POSADAS, S.A. DE C.V.

LIST OF INVESTMENTS IN SHARES

ATTACHMENT 3

CONSOLIDATED
Final Report

NAME OF THE COMPANY (1)	PRINCIPAL ACTIVITY	NO. OF SHARES	% (2) OWNED	TOTAL SUM (Thousands of pesos)	
				Purchase Cost	Current Value (3)

OBSERVATIONS

PERITO TRADUCTOR
WILLY DE WINTER
AUTORIZADO

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
_____Spanish_____and English languages,
certifies that the above is a true and
exact translation of the document attached

México City, JUN 2 8 2004

WILLY I. DE WINTER GALLEGOS,

QUOTATION CODE: **POSADAS** TRIMESTER: **1** YEAR: **2004**
GRUPO POSADAS, S.A. DE C.V.

LIST OF INVESTMENTS IN SHARES
ATTACHMENT 3

CONSOLIDATED
Final Report

	NAME OF THE COMPANY (1)	PRINCIPAL ACTIVITY	NO. OF SHARES	% (2) OWNED	TOTAL SUM (Thousands of pesos)	
					Purchase Cost	Current Value (3)
SUBSIDIARY COMPANIES						
1	INMOBILIARIA HOTELERA POSADAS, S.A.DE C.V.	SHARE HOLDER	1	99.99	2,681.441	4,195,775
2	POSADAS DE MEXICO, S.A. DE C.V.	HOTEL MANAGE-MENT	1	99.99	96,947	1,129,651
3	HOTEL CONDESA DEL MAR, S.A. DE C.V.	REAL ESTATE COMPANY	1	99.99	84,073	343,976
4	PORTO IXTAPA, S.A. DE C.V.	REAL ESTATE	1	99.99	257,297	132,644
5	FONDO INMOBILIARIO POSADAS, S.A. DE C.V.	SINCA	1	51.97	52,564	206,649
6	INVERSIONES LAS POSADAS 4500 C.A.	REAL ESTATE	1	99.99	47,943	95,589
7	POSADAS USA, INC.	HOTEL MANAGE-MENT	1	99.99	34,563	81,888
8	DESARROLLO ARCANO, S.A. DE C.V.	REAL ESTATE	1	70.00	8,929	14,038
9	COMPAÑÍA PROVEEDORA HOTELERA, S.A. DE C.V.	ARTICLE DISTRIBU-TION	1	99.99	9,889	9,335
10	OPERADORA FINANCIERA DE INVERSIONES, S.A. DE C.V.	SINCA	1	75.00	188	277

QUOTATION CODE: **POSADAS** TRIMESTER: 1 YEAR: **2004**
GRUPO POSADAS, S.A. DE C.V.

LIST OF INVESTMENTS IN SHARES
ATTACHMENT 3

CONSOLIDATED
Final Report

	NAME OF THE COMPANY (1)	PRINCIPAL ACTIVITY	NO. OF SHARES	% (2) OWNED	TOTAL SUM (Thousands of pesos) Purchase Cost	Current Value (3)
11	SISTEMA DIRECTOR DE PROYECTOS, S.A. DE C.V.	PROJECT PLANNING & SUPER-VISION	1	99.00	12,180	(2,079)
12	OTHER SUBSIDIARIES (4) (NO. OF SUBSIDIARIES)		1	0.00	75,875	(31,828)
TOTAL INVESTMENTS IN SUBSIDIARIES					3,351,889	6,175,915
ASSOCIATED COMPANIES						
1	INMOBILIARIA HOTELERA LAS ANIMAS, S.A. DE C.V.	HOTEL OPERATOR	7,500	25.00	3,800	17,190
2	INMOBILIARIA HOTELERA DE YUCATAN, S.A. DE C.V.	HOTEL OPERATOR	2,394,566	9.20	103	4,741
3	RIOTUR EMPRESA DO TURISMO DO MUNICIPIO DO RIO JANEIRO	HOTEL OPERATOR	24,551,107	1.91	0	3,372
4	TURISRIO COMPANHIA DO TURISMO DO ESTADO DO RIO JA	HOTEL OPERATOR	1,648,071	0.49	0	91
5	OTHER ASSOCIATED COMPANIES (4) (NO. OF ASSOCIATES)		1	0.00	65	2,358
TOTAL INVESTMENTS IN ASSOCIATED COMPANIES					3,968	27,752
OTHER PERMANENT INVESTMENTS						0
TOTAL						6,203,667

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached
México City, JUN 2 8 2004

WILLY I. DE WINTER GALLEGOS,

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: **POSADAS** TRIMESTER: **1** YEAR: **2004**
GRUPO POSADAS, S.A. DE C.V.

LIST OF INVESTMENTS IN SHARES

ATTACHMENT 3

CONSOLIDATED
Final Report

NAME OF THE COMPANY (1)	PRINCIPAL ACTIVITY	NO. OF SHARES	% (2) OWNED	TOTAL SUM (Thousands of pesos)	
				Purchase Cost	Current Value (3)

OBSERVATIONS

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached

México City, JUN 2 8 2004

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

WILLY I. DE WINTER GALLEGOS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

GRUPO POSADAS. S.A. DE C.V. TRIMESTER 1 YEAR 2004

ATTACHMENT 05

ITEMIZING OF CREDITS

Final Impression

CONSOLIDATED

Type of Credit Institution	Date of maturity	Interest rate	In Pesos		Amortizations in foreign currency with Mex. Inst. (thousands of $)						Amortizations in foreign currency with foreign Inst. (th $)					
					Time Interval						Time interval					
			Up to 1 year	Over 1 year	Current year	Up to 1 year	Up to 2 years	Up to 3 years	Up to 4 years	More than 4 years	Current year	Up to 1 year	Up to 2 years	Up to 3 years	Up to 4 years	More than 4 years
BANKS																
WITH GUARANTEE																
DEG	30/05/2006	5.97	0	0	0	0	0	0	0	0	7,926	0	7,926	4,102	0	0
INTERNATIONAL FINANCE CORP.	15/07/2006	9.36	0	0	0	0	0	0	0	0	39,915	11,963	51,879	12,187	0	0
INTERNATIONAL FINANCE CORP.	15/06/2012	5.23	0	0	0	0	0	0	0	0	29,423	0	29,423	29,423	29,423	132,404
BANCOMEXT	19/08/2009	4.94	0	0	19,726	17,117	36,843	36,843	36,843	7,827	0	0	0	0	0	0
BANCOMEXT	22/11/2005	4.42	0	0	17,610	5,870	235,356	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	20/04/2009	5.22	0	0	6,163	2.054	8,218	4,864	3,746	4,682	0	0	0	0	0	0
BANAMEX	17/08/2008	7.71	0	0	55,904	55,904	111,808	111,808	111,808	55,904	0	0	0	0	0	0
SCOTIABANK INVERLAT	04/09/2007	4.86	0	0	10,599	0	10,599	10,599	111,294	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/07/2011	4.00	0	0	0	0	0	0	0	0	9,139	3,046	12,186	12,186	12,186	124,362
LAREDO NATIONAL BANK	05/02/2013	5.00	0	0	0	0	0	0	0	0	0	1,476	1,476	1,476	1,476	11,729
VARIOUS			20,886	47,526	0	0	0	0	0	0	0	0	0	0	0	0
FINANCIAL ORGANIZATIONS																
HSBC	12/09/2006	9.63	0	199,500	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			20,886	247,026	110,002	80,945	402,824	164,114	263,691	68,413	86,403	16,485	102,890	59,374	43,085	268,495
LISTED IN STOCK EXCHANGE																
WITHOUT GUARANTEE																
FINAMEX	02/12/2004	10.21	200,000	0	0	0	0	0	0	0	0	0	0	0	0	0
VALUE	16/02/2006	9.59	0	300,000	0	0	0	0	0	0	0	0	0	0	0	0
VALUE	07/07/2006	9.88	0	250,000	0	0	0	0	0	0	0	0	0	0	0	0
VALUE	06/05/2009	10.48	0	250,000	0	0	0	0	0	0	0	0	0	0	0	0
WITH GUARANTEE																
IXE	27/01/2009	5.15	82,556	842,075	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SECURITIES			**282,556**	**1,642,075**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	[illegible]	[illegible]

PERITO TRADUCTOR AUTORIZADO WILLY DE WINTER

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

GRUPO POSADAS. S.A. DE C.V.

TRIMESTER 1

YEAR 2004

ATTACHMENT 05

ITEMIZING OF CREDITS

Final Impression

CONSOLIDATED

Type of Credit Institution	Date of maturity	Interest rate	In Pesos		Amortizations in foreign currency with Mex. Inst. (thousands of $)						Amortizations in foreign currency with foreign Inst. (th $)					
					Time Interval						Time interval					
			Up to 1 year	Over 1 year	Current year	Up to 1 year	Up to 2 years	Up to 3 years	Up to 4 years	More than 4 years	Current year	Up to 1 year	Up tq 2 years	Up to 3 years	Up to 4 years	More than 4 years
SUPPLIERS																
SUPPLIERS																
SUPPLIERS OF SERVICES			72,158	0	0	0	0	0	0	0	0	2,142	0	0	0	0
SUPPLIERS OF MERCHANDISE			208,241	0	0	0	0	0	0	0	0	148,011	0	0	0	0
TOTAL SUPPLIERS			**280,399**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**150,153**	**0**	**0**	**0**	**0**
OTHER CURRENT LIABILITIES			304,828	0	0	0	0	0	0	0	0	140,340	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES			**304,828**	0	0	0	0	0	0	0	0	140,340	0	0	0	0
OTHER CREDITS																
			888,669	**1,889,101**	**110,002**	**80,945**	**402,824**	**164,114**	**263,691**	**68,413**	**86,403**	**306,978**	**102,890**	**59,374**	**43,085**	**268,495**

OBSERVATIONS

IN THE SECTION OF BANK CREDITS WITH GUARANTEE, ALL OF THEM ARE MORTGAGE GUARANTEES.

PERITO TRADUCTOR AUTORIZADO WILLY DE WINTER

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached
México City, JUN 2 8 2004

WILLY I. DE WINTER GALLEGOS,

QUOTATION CODE: **POSADAS** TRIMESTER: **1** YEAR: **2004**
GRUPO POSADAS, S.A. DE C.V.

POSITION IN FOREIGN CURRENCY
(Thousands of Pesos)
ATTACHMENT 6

CONSOLIDATED
Final Report

BALANCE	DOLLARS (1)		OTHER CURRENCY (1)		TOTAL (THOUSANDS OF PESOS)
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
TOTAL ASSETS	52,496	586,951	114,548	1,280,742	1,867,693
LIABILITIES	164,938	1,844,136	19,257	215,310	2,059,446
	35,724		19,257	215,310	614,729
	129,214		0	0	1,444,717
NET BALANCE	(112,442)	(1,257,185)	95,291	1,065,432	(191,753)

OBSERVATIONS

(1) EXCHANGE RATE 11.1808 PESOS PER U.S. DOLLAR

(2) INCLUDES SUBSIDIARIES ABROAD

PERITO TRADUCTOR
WILLY DE WINTER
AUTORIZADO

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached

México City, JUN 2 8 2004

WILLY I. DE WINTER GALLEGOS,

QUOTATION CODE: **POSADAS** TRIMESTER: **1** YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

INTEGRATION AND CALCULATION OF RESULT BY MONETARY POSITION (1)

(Thousands of Pesos)

ATTACHMENT 7 **CONSOLIDATED**

Final Report

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	MONETARY POSITION (ASSETS) LIAB.	MONTHLY INFLATION	MONTHLY EFFECT (ASSETS) LIAB.
JANUARY	1,085,237	4,438,642	3,353,405	0.62	20,791
FEBRUARY	1,163,936	4,397,343	3,233,407	0.60	19,400
MARCH	1,204,088	4,399,888	3,195,800	0.34	10,866
UPDATING	0	0	0	0.00	291
CAPITALIZATION	0	0	0	0.00	0
FOREIGN COMPANIES	0	0	0	0.00	5,348
OTHER	0	0	0	0.00	0
TOTAL					56,696

OBSERVATIONS

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached
México City, JUN 2 8 2004

WILLY I. DE WINTER GALLEGOS,

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: POSADAS **TRIMESTER:** 1 **YEAR:** 2004
GRUPO POSADAS, S.A. DE C.V.

DEBENTURES, MEDIUM TERM PROMISSORY NOTES AND/OR COVENANTS REGISTERED IN THE STOCK EXCHANGE

ATTACHMENT 8

CONSOLIDATED
Final Report

FINANCIAL LIMITATIONS AS PER EMISSION AND/OR TITLE

DOES NOT APPLY

CURRENT SITUATION OF THE FINANCIAL LIMITATIONS

DOES NOT APPLY

PERITO TRADUCTOR
WILLY DE WINTER
AUTORIZADO

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached
México City, JUN 28 2004

WILLY I. DE WINTER GALLEGOS,

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: POSADAS
GRUPO POSADAS, S.A. DE C.V.

TRIMESTER: 1 YEAR 2004

SALES DISTRIBUTION PER PRODUCT

CONSOLIDATED

ATTACHMENT 11

MEXICAN SALES

Last Report

PRINCIPAL PRODUCTS OR PRODUCT LINE	TOTAL PRODUCTION		SALES		% MARKET SHARE	PRINCIPAL	
	VOLUME	SUM	VOLUME	SUM		BRANDS	CLIENTS
HOTEL OPERATION				920,744		FIESTA AMERICANA, FIESTA INN, AND THE EXPLOREAN	PUBLIC IN GENERAL
TOTAL				920,744			

PERITO TRADUCTOR AUTORIZADO WILLY DE WINTER

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached

México City, JUN 2 8 2004

WILLY I. DE WINTER GALLEGOS,

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: POSADAS
GRUPO POSADAS, S.A. DE C.V.

TRIMESTER: 1 YEAR 2004

SALES DISTRIBUTION PER PRODUCT

CONSOLIDATED

ATTACHMENT 11

SALES ABROAD

Last Report

PRINCIPAL PRODUCTS OR PRODUCT LINE	TOTAL PRODUCTION		SALES		DESTINATION	PRINCIPAL	
	VOLUME	SUM	VOLUME	SUM		BRANDS	CLIENTS
HOTEL OPERATION				128,484		CAESAR PARK HOLIDAY INN	PUBLIC IN GENERAL
TOTAL				128,484			

OBSERVATIONS

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached

México City, JUN 2 8 2004

WILLY I. DE WINTER GALLEGOS,

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: POSADAS TRIMESTER: 1 YEAR: 2004
GRUPO POSADAS, S.A. DE C.V.

COMPOSITION OF THE PAID CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

CONSOLIDATED
Final Report

	VALUE $	COUPON IN EFFECT	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VAR
A		0	383,785,915		383,785,915		383,786	
L		0	106,930,062			106,930,062	106.930	
TOTAL			490,715,977	0	383,785,915	106,930,062	490,716	0

TOTAL NUMBER OF SHARES THAT REPRESENT THE CAPITAL STOCK PAID TO THE DATE OF SENDING THIS INFORMATION: 490,715,977

PROPORTION OF SHARES PER:

CPO's: 7.24

T. VINC.: 0
ADR's: 0.01% SERIES A, 0.04% SERIES L
GDR's: 0
ADS's: 0
GDS's: 0

COMPANY'S OWN SHARES REPURCHASED

SERIES	NUMBER OF SHARES	AVERAGE REPURCHASE PRICE	MARKET PRICE TO TRIMESTER
A	3	.87000	.00000

OBSERVATIONS

PERITO TRADUCTOR
WILLY DE WINTER
AUTORIZADO

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached

México City, JUN 2 8 2004

WILLY I. DE WINTER GALLEGOS,

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: POSADAS TRIMESTER: 1 YEAR: 2004
GRUPO POSADAS, S.A. DE C.V.

PROJECT INFORMATION

(PROJECT, SUM EXERCISED AND PROGRESS PERCENTAGE)

ATTACHMENT 13

CONSOLIDATED
Final Report

THE COMPANY DEVELOPMENT PLAN FOR THE NEXT 24 MONTHS CURRENTLY CONTEMPLATES THE OPENING OF 25 NEW HOTELS FOCUSING ON FIESTA INN AND CAESAR BUSINESS. NINETEEN OF THESE HOTELS ARE ALREADY UNDER CONSTRUCTION.

THE TOTAL INVESTMENT CALCULATED FOR THIS DEVELOPMENT PLAN IS APPROXIMATELY US$ 346,000,000 (THREE HUNDRED AND FORTY-SIX MILLION DOLLARS, UNITED STATES CURRENCY), OF WHICH POSADAS WILL CONTRIBUTE APPROXIMATELY 6.7% (SIX AND SEVEN TENTHS PERCENT) AND THE REST WILL BE AN INVESTMENT BY THIRD PARTIES.

PERITO TRADUCTOR
WILLY DE WINTER
AUTORIZADO

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached
México City, JUN 2 8 2004

WILLY I. DE WINTER GALLEGOS,

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: POSADAS TRIMESTER: 1 YEAR: 2004
GRUPO POSADAS, S.A. DE C.V.

TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS

(INFORMATION RELATED TO BULLETIN B-15)

ATTACHMENT 14

CONSOLIDATED
Final Report

THE FINANCIAL STATEMENTS OF THE SUBSIDIARY COMPANIES OUTSIDE MEXICO THAT HAVE AN INDEPENDENT OPERATION ARE UPDATED WITH THE INFLATION INDEX OF THE CORRESPONDING COUNTRY AND ARE CONVERTED AT THE EXCHANGE RATE IN EFFECT ON THE CLOSING OF THE LAST MONTH REPORTED, FOR THE INFORMATION OF THE CURRENT YEAR AS WELL AS FOR THAT OF PREVIOUS YEARS. IN THIS MANNER, COMPARABLE INFORMATION CAN BE OBTAINED CONSIDERING THE FUNCTIONAL CURRENCY OF EACH COUNTRY WHERE THE COMPANY OPERATES. THEREFORE, THE FIGURES OF THE FINANCIAL STATEMENTS OF PREVIOUS YEARS DIFFER FROM THOSE ORIGINALLY PRESENTED.

OUT OF THE TOTAL OPERATIONS OF THE COMPANY, 83% (EIGHTY-THREE PER CENT) COMES FROM MEXICAN COMPANIES, 8% (EIGHT PERCENT) FROM BRAZIL, 7% (SEVEN PERCENT) FROM THE UNITED STATES AND 2% (TWO PERCENT) FROM ARGENTINA

THE EXCHANGE RATES USED TO CONVERT THEIR FINANCIAL STATEMENTS TO MEXICAN PESOS AT THE CLOSURE OF MARCH 2004 WERE THE FOLLOWING:

BRAZILIAN REAL -- MEXICAN PESO	3.8440
U.S. DOLLAR -- MEXICAN PESO	11.1808
ARGENTINA PESO -- MEXICAN PESO	3.9015

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

WILLY DE WINTER
PERITO TRADUCTOR AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached

México City, JUN 2 8 2004

WILLY I. DE WINTER GALLEGOS,

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

QUOTATION CODE: POSADAS
GRUPO POSADAS, S.A. DE C.V.

DECLARATION FROM THE OFFICERS OF THE INSTITUTION RESPONSIBLE FOR THE INFORMATION

WE, THE UNDERSIGNED, DECLARE UNDER OATH OF SAYING THE TRUTH THAT, AS PART OF OUR RESPECTIVE FUNCTIONS, WE PREPARED THE INFORMATION CONCERNING THE ISSUING COMPANY CONTAINED IN THIS TRIMESTER REPORT WHICH, TO OUR KNOWLEDGE AND UNDERSTANDING, REASONABLY REFLECTS ITS SITUATION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR FALSELY STATED IN THIS TRIMESTER REPORT OR THAT THIS REPORT CONTAINS INFORMATION THAT MAY LEAD THE INVESTORS TO ERROR.

MANUEL BORJA CHICO	**FERNANDO LÓPEZ VÁZQUEZ**
VICE-PRESIDENT FINANCES	**ADMINISTRATIVE DIRECTOR**

MEXICO, D. F. , APRIL 30th, 2004

PERITO TRADUCTOR AUTORIZADO
WILLY DE WINTER

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached

México City, JUN 2 8 2004

WILLY I. DE WINTER GALLEGOS,

BOLSA MEXICANA DE VALORES, S.A.

QUOTATION CODE:
GRUPO POSADAS, S.A. DE C.V.

TRIMESTER: **YEAR:**

NOTES TO THE FINANCIAL STATEMENTS (1)

CONSOLIDATED
Final Impression

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

---

(1) THE NOTES CORRESPONDING TO THE FIGURES OF THE BASIC FINANCIAL STATEMENTS ARE INCLUDED IN THIS ATTACHMENT, AS WELL AS THEIR ITEMIZATION AND OTHER CONCEPTS.

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached
México City, JUN 28 2004

WILLY I. DE WINTER GALLEGOS,

BOLSA MEXICANA DE VALORES, S.A.

QUOTATION CODE:
GRUPO POSADAS, S.A. DE C.V.

TRIMESTER: YEAR:

NOTES TO THE FINANCIAL STATEMENTS (1)

CONSOLIDATED
Final Impression

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

---

(1) THE NOTES CORRESPONDING TO THE FIGURES OF THE BASIC FINANCIAL STATEMENTS ARE INCLUDED IN THIS ATTACHMENT, AS WELL AS THEIR ITEMIZATION AND OTHER CONCEPTS.

PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached

México City, JUN 2 8 2004

WILLY I. DE WINTER GALLEGOS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS
GRUPO POSADAS, S.A. DE C.V.

Date: 04/30/2004 17:54

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO POSADAS, S.A. DE C.V.
ADDRESS:	REFORMA LOMAS 155 - 2nd Floor & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
INTERNET ADDRESS	www.posadas.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GPO920120440
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	MANUEL BORJA CHICO, ENGINEER
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	mborja@posasdas.com.mx

INFORMATION ABOUT THE CHIEF EXECUTIVE OFFICERS

TITLE MSE:	PRESIDENT OF THE BOARD OF DIRECTORS
TITLE:	PRESIDENT
NAME:	GASTON AZCARRAGA ANDRADE
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER
NAME:	NOT APPLICABLE
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS
GRUPO POSADAS, S.A. DE C.V.

Date: 04/30/2004 17:54

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	VICEPRESIDENT OF FINANCES
NAME:	MANUEL BORJA CHICO
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL	mborja@posadas.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	VICEPRESIDENT OF FINANCES
NAME:	MANUEL BORJA CHICO
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	DIRECTOR OF ADMINISTRATION
NAME:	FERNANDO LOPEZ VAZQUEZ
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL	flopez@posadas.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS
GRUPO POSADAS, S.A. DE C.V.

Date: 04/30/2004 17:54

TITLE MSE:	ASSISTANT SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	VACANT
NAME:	VACANT
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	CREDITED FOR SHIPMENT OF INFORMATION VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	CREDITED FOR SHIPMENT OF RELEVANT EVENTS VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com.mx
